Exhibit 99.32

CONSENT OF P. LEVESQUE

The undersigned hereby consents to reference to the undersigned’s name included or incorporated by reference in the Registration Statement on Form F-10 being filed by IAMGOLD Corporation with the United States Securities and Exchange Commission in connection with the annual information form of the Corporation dated March 28, 2011, which includes reference to my name in connection with information relating to the mineral resource and mineral reserve estimates for the Mouska Gold Mine.

The undersigned also consents to the incorporation by reference of this consent as an exhibit to the Form F-10 of the Company (File No. 333-160534) dated July 30, 2009.

/s/ Pierre Lévesque
By: Pierre Lévesque
Title: Head of Geology Department

Date: March 28, 2011